U. S. Securities and Exchange Commission
                         Washington, D. C. 20549


                                  FORM 3

         INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES



Filed  pursuant to Section 16(a) of the Securities Exchange  Act  of  1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940.


1.   Name and Address of Reporting Person
          Bill E. Coggin
          407 N. Big Spring
          Midland, TX 79701

2.   Date of Event Requiring Statement
          August 17, 2000

3.   IRS or Social Security Number of Reporting Person
          ###-##-####

4.   Issuer Name and Ticker or Trading Symbol
          Southwest Royalties Institutional Income Fund XI-B, L.P.

5.   Relationship of Reporting Person to Issuer
                Southwest Royalties, Inc. as Managing General Partner, of which reporting person is Vice-President and Chief Financial Officer.

6.   If Amendment, Date of Original
          N/A

                                 TABLE I


1.   Title of Security
          Limited partnership interest

2.   Amount of Securities Beneficially Owned
          0.00 Units

3.   Ownership Form
          I

4.   Nature of Indirect Beneficial Ownership
                Southwest Royalties, Inc. as Managing General Partner, of which reporting person is Vice-President and Chief Financial Officer.




Date:     August 31, 2000                    /s/ Bill E. Coggin
                                   --------------------------------------
                                   Bill E. Coggin, Vice-President and
                                   CFO of Southwest Royalties, Inc.
                                   the Managing General Partner